P.E. 2/11/02

1023514

02013446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_


It's the
difference.

This review includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this quarterly review, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

Key indicators

- Conclusion of JV agreement to acquire AngloGold's Freegold assets
- Offer to shareholders of Hill 50 in Australia
- Current cash cost of US$198/oz, cash operating profit margin of 28%
- On track for annualised production of 3 million ounces
- Achieved payback of R750 million nett investment for Randfontein in eight quarters
- Record cash operating profit of R455,2 million
- 222% increase in e.p.s. from 64 cents to 206 cents
- Interim dividend declaration of 75 cents per share
- Excellent all round operational performance
- Increase in R/kg gold price results in extended life of shafts at various operations

Financial highlights

	31 December 2001	30 September 2001
Cash operating profit		
– Rand	**455 million**	212 million
– US$	**45 million**	25 million
Earnings		
– Rand	**308 million**	93 million
– US$	**31 million**	11 million
Earnings per share		
– SA cents per share	**206**	64
– US cents per share	**20**	8

	31 December 2001	30 September 2001
Gold produced		
– kg	**18 484**	19 161
– oz	**594 272**	616 038
Cash costs		
– R/kg	**63 863**	63 097
– $/oz	**198**	233

"The depreciation of the Rand has made the company significantly more profitable. However, now is the time to double our efforts to control working costs as all stakeholders will be aggressively increasing their demands for a larger slice of this windfall profit. Our main focus will be on enhancing the value of the company by increasing the profit margin of the ounces we produce."

BERNARD'S REVIEW

SAFETY REPORT

It is with regret that I have to report the loss of life of fourteen employees following mine accidents during the December quarter. I wish to offer my sincere condolences to the family, friends and colleagues of these employees.

Tragically six employees lost their lives in a magnitude 2.0 seismic event at Deelkraal on 14 December 2001. This incident has once again highlighted the fact that seismicity remains the most significant risk to be managed at our deeper mining operations. In this regard we are revisiting our mining strategy and management procedures to ensure that we effectively ameliorate the impact of seismicity on the health and safety of our employees.

Nevertheless, I would like to commend the management and teams of Brand 5 and Merriespruit 1 for attaining 500,000 fatality free shifts and in particular Masimong for passing the significant 750,000 fatality free shifts milestone.

STRATEGIC OVERVIEW

The quarter can probably be described as the period in which the future of the company has changed significantly. It was the period during which;

(i) Acquisition of Freegold Assets from AngloGold

The company reached an agreement to acquire the Freegold assets from AngloGold in a 50/50 Joint Venture initiative with ARM (African Rainbow Minerals) for a total consideration of R2 200 million. An amount of R900 million is payable by Harmony on all conditions precedent being met and the balance of R200 million will be payable on 1 January 2005.

The Freegold assets consist of the mines and associated infrastructure of Joel, Tshepong, Matjhabeng and Bambanani and other mineral rights.

Should the ruling of the South African Revenue Service regarding Section 39 of the Taxation Laws Amendment Act not be obtained before 31 January 2002, Harmony and ARM will through a jointly held company acquire the assets directly from AngloGold. This will result in AngloGold paying recoupment tax which they will recover from the Joint Venture partners by way of an increased purchase price.

The JV company will however be able to claim a significant portion of the purchase price as a capital expenditure deduction against its taxable income. The increased purchase price will be more than offset by the tax deductions.

(ii) Option to negotiate for the acquisition of St Helena and Oryx mines

Gold Fields Limited granted the Harmony/ARM Joint Venture an exclusive option to negotiate the possible acquisition of the St Helena and Oryx mines. If exercised this option, as well as the acquisition of the Freegold assets, will assist in progressing the much needed consolidation process in the region. The option has been extended to 15 February 2002.

(iii) Granting of option to Gold Fields Limited to acquire a stake in Aurion

Harmony in return granted Gold Fields Limited an exclusive option, which has been extended to 15 February 2002, to negotiate the acquisition of Harmony's 9,8% stake in Aurion (previously Goldfields Limited of Australia).

(iv) Takeover offer for Hill 50 Limited in Australia

On 10 December 2001, the company announced a takeover offer of R1 327 million for Hill 50 Limited in Australia. Harmony intends making a cash offer of A$1,35 for each Hill 50 ordinary share and an offer of A$0,65 for each of the listed options in Hill 50. Should at least 90% of Hill 50 shareholders and option holders accept the offer, a further A$0,05 in cash will be paid.

Hill 50 is one of Australia's premier mid-cap gold producers and its principal assets are the Mt. Magnet operations in the Murchison Belt of Western Australia and the recently acquired New Celebration operations south of Kalgoorlie. Hill 50 also owns the Maud Creek exploration project.


Brocks Creek
Maud Creek
Mt Magnet
New Celebration
SYDNEY
Harmony
Hill 50 operations

Hill 50's management anticipates total gold production of 300 000 ounces for the year ending June 2002. As at 30 June 2001, Hill 50 had in excess of 1,9 million ounces of reserves and 8,1 million ounces of resources.

The acquisition of Hill 50 represents an important step in the development of the company's Australian gold mining business. The Hill 50 operations are the nearest neighbours to Harmony's New Hampton operations at Big Bell and Jubilee.

Harmony's New Hampton assets currently produce approximately 220 000 ounces per annum.

(v) Progress on Bendigo Mine NL

On 25 September 2001, the company announced that it would invest A$50 million to subscribe for 294 million shares of Bendigo Mining NL. On 14 December 2001, shareholders of Bendigo unanimously voted in favour of the Harmony offer and this has resulted in Harmony owning 31,1% of that company.

Harmony's investment will be used in the development of a high grade mechanised underground mine, with a potential life of 25 years. The potential resource of the orebodies is estimated at 12 million ounces of gold. The proposed mine will be developed in stages and is planned to reach its design capacity of 400 000 oz/year by 2007.

(vi) The effects of the depreciation of the rand

Over the past two quarters and more specifically the last three months, the country has seen a significant depreciation of its currency against mainly the US dollar. This depreciation of 20% in the December 2001 quarter, has resulted in the company earning average revenues of R88 491/kg for the reporting period. This is R14 327 or 19% higher than the average R74 164/kg received previously.

This is despite the US dollar gold price being constant at US$274/oz.

Should the current conversion rate of R11,35/US$ continue during the March 2002 quarter, this step-change in the R/kg gold price received will result in the company being able to return significantly higher cash operating profit levels compared to the December 2001 quarter.

6

IMPACT OF DEPRECIATING RAND
Gearing to gold price
Quarterly cash operating profit

Gold price R/kg	R' million	US$ million	Gearing in US$	Gearing in Rand
88 500 (i)	455	45	–	–
100 000 (iii)	668	59	30%	47%

(i) exchange rate at R88 500 per kg – US$1,00 = R10,05
(ii) exchange rate at R100 000 per kg – US$1,00 = R11,35
(iii) gold price of US$274/oz
(iv) excludes cash operating profit from Freegold JV

Our challenge is to continue to focus on the importance of managing working costs as part of our strategy to deliver shareholder value. Although the higher gold price favourably impacts on the reserve base of the company, the temptation to increase production from lower grade reserves in the shorter term should be avoided. Any additional production will have to incrementally add to the value generating potential of the assets currently being mined.

On 6 December 2001, the company announced that it had fixed a rand/US dollar exchange rate for its Free State operations' planned production for the calendar year 2002. The Freegold Joint Venture operations were excluded from these arrangements.

The current weakness of the rand gave the board an opportunity to lock in a 50% margin for its highest cost operations. The company had accordingly fixed the R/US$ exchange rate at an average of R11,20 to the dollar.

At the current gold price of approximately US$280/oz, this mining region which is considered marginal in respect of grade will earn R99 000/kg during 2002 and realise an estimated cash operating profit in excess of R400 million for the calendar year at current production levels.

(vii) Impact of change in gold price environment on ore reserves

As previously reported, the company's ore reserve gearing to the change in gold price remains significant. A detailed ore reserve statement is completed annually and normally declared in the June quarter. In the meantime, the company will continue to factor in the higher gold price when investigating opportunities to convert considerable resources to reserves, i.e. at mainly Doornkop South Reef Project and the Evander 8 Shaft Rolspruit Extension Project.

In addition, current capital projects are re-evaluated to determine optimal return on investment, i.e. the Elandskraal Shaft Deepening, Masimong Development and the Saaiplaas No. 3 Shaft Pillar Extraction Project. In the short-term, the company is evaluating the possibility of increasing treatment from surface resources and thereby optimising plant capacities. The construction of a third mill at Kalgold to treat additional tonnage from the open pit is currently under consideration.

Decisions to continue with large capital expenditure programmes will not be taken hastily. Opportunities of acquiring mines with immediate turnaround potential will rank higher than longer-term capital projects to increase production at some time in the future.

(viii) Inclusion in ALSI 40 Index

In the latter half of December 2001, the company was included in the ALSI40, the index representing the 40 largest companies ranked by market capitalisation on the Johannesburg Stock Exchange. This inclusion is significant as tracker funds, institutions and futures players in South Africa will have to carry a certain weighting of Harmony shares in their portfolios.

This announcement follows the inclusion of Harmony in the Philadelphia Gold and Silver Index as from 8 October 2001.

(ix) Kalplats Project

Work on the pre-feasibility study continues with activities mainly focussed on infill drilling and metallurgical testwork.

Expenditure on the Kalplats project totalled R3,1 million for the quarter. A total of 83 backholes representing 5 030 metres were drilled.

Metallurgical results indicate recoveries of 70% or better for the higher-grade ore (above 2,5 g/t PGM), reducing progressively with lower grades of feed material. The Kalplats ore reserve statement is expected to be updated within the next three months and will be made available at the next quarterly presentation.

QUARTERLY OPERATIONAL REVIEW

The company reported improved operational profits of 115%, increasing from R212,1 million to a record R455,2 million. This was mainly due to the increase in the gold price in R/kg terms following the depreciation of the Rand against other major currencies. Kilograms recovered from the operations were 3,5% lower at 18 484 kg mainly due to the impact of the planned closure of the Virginia 2 Shaft complex at our Free State operations.

CASH OPERATING PROFIT



500
400
300
200
100
0
R million
300
290
280
270
260
250
US$ gold price
Dec '99
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01
Operating profit
Gold price

Profit before tax increased by 240% from R121,3 million to R412,4 million. Taxation was R76,7 million higher at R104,7 million compared to the R28,0 million for the quarter.

Net profit after tax at R307,7 million was 229% more than the R93,4 million reported for the September quarter.

Earnings per share increased by 222% from 64 cents for the September 2001 quarter to 206 cents.

Should the R/US$ exchange rate remain at levels of R11,35 to the dollar, the company will continue to deliver improved earnings in the coming quarters.

The higher net profit resulted in the company declaring an increased interim dividend of 75 cents per share.

The performance of the operations are best highlighted in the following table:

		December 2001	**September 2001**	**Variance %**
Kilograms produced		18 484	19 161	(3,5)
Revenue	R/kg	88 491	74 164	19,3
Working costs	R/kg	63 863	63 097	(1,2)
Working costs	R/tonne	238	239	0,5
Revenue	US$/oz	274	274	–
Working costs	US$/oz	198	233	15,3
Exchange rate	R = US$ 1,00	10,05	8,41	(19,5)

The company achieved a US$76 or 28% cash operating profit margin with cash costs of US$198/oz. With working costs in R/kg terms remaining constant, the reduction from US$233/oz in the previous quarter can be attributed to the depreciation of the rand.

A quarter on quarter cash operating profit analysis of the various operations is as follows:

TOTAL CASH OPERATING PROFIT R'MILLION

OPERATIONS	December 2001	September 2001	Variance
Free State	87,5	8,9	78,6
Evander	111,4	61,0	50,4
Randfontein	150,3	87,5	62,8
Elandskraal	87,2	43,3	43,9
Kalgold	17,8	10,7	7,1
Offshore Operations	1,0	0,7	0,3
Total	**455,2**	**212,1**	**243,1**

As the Harmony/ARM Joint Venture took operational control of the Freegold assets on 2 January 2002, the results will only be included in the March 2002 reporting period.

Free State Operations

These operations reported a much-improved performance in mainly grade and working costs. Although underground tonnage decreased by 12% from 1 224 million tonnes to 1 074 million tonnes, the higher *grade of 4,55 g/t compared to the 3,98 g/t for the September 2001 quarter resulted in higher gold production at 4 884 kilograms. The higher recovery grade from these operations is long overdue as considerable management time has been spent in this area over the past five quarters.

In R/kg terms, the operations reported a 5% improvement with working costs of R70 152/kg compared to the R73 666/kg reported previously. The lower tonnage however resulted in working costs increasing from R293 per tonne to R319 per tonne.

The positive effect of locking in the R/US$ exchange rate will only reflect in the March 2002 quarterly results.

Free State Joint Venture Assets - Freegold

The Joint Venture took operational control on 2 January 2002 after completing a high-level due diligence investigation of the acquisition assets. Good progress has been made with new operational plans and the introduction of revised structures.

The structure on an operational level consists of:


JV BOARD
JV STEERING COMMITTEE
SHAFT MANAGEMENT TEAM
MINE OVERSEER
SHIFT SUPERVISOR
MINER AND PRODUCTION TEAM
There are six shaft management teams in place, Bambanani, Steyn 3, Tshepong, Matjhabeng (Kudu-Sable-Nyala), Eland and Joel
(Five levels of reporting)

The Joint Venture Board consists of twelve members; six each from ARM and Harmony. The Joint Venture steering committee has been tasked with the day to day operational management of these operations and consists of three members each from ARM and Harmony.

The structure of the shaft management teams are similar to the structures currently used by Harmony and ARM and are made up of mining, ore reserve, engineering, financial and human resource management skills. The current shaft teams consist of a combination of former AngloGold, ARM and Harmony managers who have been employed by the Joint Venture.

The following monthly profiles of the operations for the 2002 calendar year have been determined:

FREEGOLD JV
Operational profile
Monthly profiles as at 30 June 2002

	Bambanani	Steyn 3	Tshepong	Kudu/ Sable	Eland	Nyala	Joel	Surface
Tonnes (000's)	131	12	115	11	30	10	41	370
Grade (g/t)	7,3	5,8	7,9	6,0	7,8	4,3	4,0	0,6
Kilograms	950	70	910	66	235	43	167	209
R/tonne	384	400	385	435	465	340	335	28
R/kg	53 000	69 000	49 000	73 000	60 000	79 000	82 000	50 000
US$/oz (i)	150	195	139	206	170	223	232	141
LOM (yrs)	8	3	20	2	3	3	5	

Note: *Annualised ounces: 1 022 000*

(i) at exchange rate of R11,00 to US$1,00

(ii) ore reserves attributable to Harmony – 6,3 million oz

(iii) total u/g cash cost of US$158/oz

FREEGOLD JV
Operational profile
Monthly profiles as at 31 December 2002

	Bambanani	Steyn 3	Tshepong	Kudu/ Sable	Eland	Nyala	Joel	Surface
Tonnes (000's)	135	17	122	14	30	25	41	336
Grade (g/t)	7,1	6,1	7,8	6,5	7,8	4,3	4,4	0,6
Kilograms	959	104	952	91	235	108	180	192
R/tonne	376	383	370	411	440	299	322	28
R/kg	53 000	63 000	48 000	64 000	56 000	70 000	74 000	50 000
US$/oz (i)	150	178	136	181	158	198	209	141
LOM (yrs)	8	3	20	2	3	3	5	

Note: *Annualised ounces: 1 080 000*

(i) at exchange rate of R11,00 to US$1,00

(ii) ore reserves attributable to Harmony – 6,3 million oz

(iii) total u/g cash cost of US$156/oz

It is expected that Freegold assets will produce approximately one million ounces for the current calendar year, 500 000 ounces of which is attributable to Harmony.

The initial focus areas of the steering committee has been on re-structuring the operations, working cost reductions, optimal utilisation of infrastructure and optimisation of production opportunities. The alignment of services to the core business, which includes hospital, assay, administration and financial services, is underway. It is expected that the benefits of this re-alignment will impact positively on both the Joint Venture and Harmony's working cost structures.

Evander Operations

Evander continues to deliver excellent results with a cash operating profit of R111,4 million. This is an 83% improvement on the R61,0 million reported for the September quarter.

Costs in both R/tonne and R/kg decreased due to lower total working cost expenditure and the marginal increase in gold recovered. In US$/oz terms this operation returned the lowest cash costs in the company of US$170/oz and was operating on a profit margin of US$104/oz at a gold price of US$274/oz.


RECOUPMENT OF EVANDER INVESTMENT
Payback after ten quarters
R415 million nett investment
Operating profit – R million
800
700
600
500
400
300
200
100
0
Sep '98
Dec '98
Mar '99
Jun '99
Sep '99
Dec '99
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01
Cash operating profit
Cumulative profit

The current R/kg gold price has had a favourable impact on the life of Evander 9 Shaft. This shaft, which has been in its closure phase with the final extraction of the shaft pillar, will now see its life being extended by at least an additional quarter.

Randfontein Operations

The company achieved payback of its R750 million nett investment made with the acquisition of Randfontein within eight quarters. This has been remarkable and is an improvement on the ten quarters it took to achieve payback on the investment made in Evander. The Randfontein operations returned a 72% improvement in cash operating profits, increasing from R87,5 million to R150,3 million. This improvement was mainly due to the gold price as kilograms produced were marginally lower due to the surface operations being in a winding down phase. These operations produced 860 000 tonnes from underground at a recovery grade of 5,22 g/t. This resulted in a gold recovery of 4 485 kgs compared with 4 421 kgs for the September 2001 quarter. Kilograms from surface operations were however lower at 186 kgs compared to the 324 kgs reported previously.


RECOUPMENT OF RANDFONTEIN INVESTMENT
Payback after eight quarters
Operating profit - R million
1000
800
600
400
200
0
R750 million nett investment
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01
Cash operating profit
Cumulative profit

Randfontein reported decreased costs in R/tonne and US$/oz terms. These operations continue to contribute significantly to the company's cash flow with a US$97 or 35% cash operating margin at a gold price of US$274/oz.

Elandskraal Operations

These operations reported cash operating profits of R87,2 million, an increase of 101% over the R43,3 million reported previously. The implementation of the "Harmony Way" continues with progress being made in all operational areas. Tonnage remained at 551 000 tonnes, but a lack of flexibility at mainly Deelkraal resulted in the recovery grade decreasing from 6,65 g/t to 6,26 g/t. This has resulted in gold recovery being 217 kgs less at 3 452 kgs.

The decrease in kilograms impacted adversely on the R/kg working costs which increased by R1 589/kg to R64 245/kg, but in R/tonne terms working costs decreased by 4% to R279/tonne.

The Elandskraal operations operated at a cash operating profit margin of US$75/oz or 27% at a gold price of US$274/oz.

In US$/oz terms, working costs have decreased from US$232/oz to US$199/oz.

Kalgold Operations

These operations returned both improved operational performance and increased cash operating profits.

Cash operating profits increased to R17,8 million compared to the R10,7 million in the September 2001 quarter. Although tonnage was similar at 256 000 tonnes, a 3% improvement in recovery grade from 2,19 g/t to 2,25 g/t resulted in gold recovered increasing to 575 kgs for the quarter.

These operations are now comfortably producing gold at US$175,00/oz.

Offshore Operations

The past quarters activities were mainly directed at the continued re-structuring of the New Hampton operations.

In general Big Bell performed slightly below expectations mainly as a result of grade dilution in ore from both the open pit and upper level underground operations. The A$9,0 million development programme to reach the deeper, higher grade underground ore is on schedule and the benefits from these activities will reflect in the value and grade of these operations in the June 2002 reporting quarter.

To maintain production from Big Bell, 60 000 tonnes per month of lower grade ore from the underground upper levels of Big Bell and 70 000 tonnes per month from tailings retreatment activities will be treated through the metallurgical plant.

The plan to evolve the Jubilee operations from mining small low-grade pits and dumps to the large Trojan Pit has been delayed for approximately two months. This delay can mainly be attributed to two minor pit wall failures and equipment breakdowns. Significant volumes of high-grade ore have now been exposed in the Trojan Pit and modifications are being made to the Jubilee plant to deal with the harder Trojan ore.

In line with introducing the "Harmony Way" management changes were introduced in November 2001, with the focus being on ore reserve management and working cost containment.

Capital expenditure

Operations	**December Quarter Actuals**	March Quarter Forecast
Free State	**15**	14
Evander	**21**	27
Randfontein	**4**	1
Kalgold	**-**	1
Elandskraal	**39**	38
New Hampton	**3**	4
Total	**82**	85

NOTICE OF INTERIM DIVIDEND

A dividend No. 74 of 75 cents per ordinary share, being the interim dividend for the financial year ending 30 June 2002, has been declared payable on 18 February 2002 to those shareholders registered as such in the books of the company at the close of business on 15 February 2002.

The dividend is declared in the currency of the Republic of South Africa. Dividend cheques will be posted and electronic funds transferred on or about 18 February 2002.

Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than 8 February 2002.

Share certificates may not be dematerialised or rematerialised between Monday, 4 February 2002 and Friday, 15 February 2002, both days inclusive.

This announcement will be mailed to all registered holders on or about 28 January 2002.

Salient dates:

Last day to trade ordinary shares cum dividend	8 February 2002
Ordinary shares trade ex dividend	11 February 2002
Record date	15 February 2002
Payment date	18 February 2002

By order of the Board

FW Baker
Company secretary

Virginia
28 January 2002

Operating and financial results *(rand/metric)*

		Free State Total	Evander U/g	Evander Surface	Kalgold Opencast	Randfontein U/g	Randfontein Surface	Elandskraal U/g	Elandskraal Surface	Offshore Operations	Total
Ore milled - t'000	**Dec-01**	**1 074**	**538**	**59**	**256**	**860**	**339**	**551**	**284**	**1 009**	**4 970**
	Sept-01	1 224	521	72	256	880	306	552	290	963	5 064
Gold Produced - kg	**Dec-01**	**4 884**	**3 296**	**31**	**575**	**4 485**	**186**	**3 452**	**178**	**1 397**	**18 484**
	Sept-01	4 867	3 237	70	561	4 421	324	3 669	221	1 791	19 161
Yield - g/tonne	**Dec-01**	**4.55**	**6.13**	**0.53**	**2.25**	**5.22**	**0.55**	**6.26**	**0.63**	**1.38**	**3.72**
	Sept-01	3.98	6.21	0.97	2.19	5.02	1.06	6.65	0.76	1.86	3.78
Cash Operating Costs - R/kg	**Dec-01**	**70 152**	**54 963**	**46 968**	**56 675**	**56 565**	**68 473**	**65 056**	**48 517**	**88 034**	**63 863**
	Sept-01	73 666	56 348	25 700	55 137	56 920	52 429	63 803	43 620	68 664	63 097
Cash Operating Costs - R/tonne	**Dec-01**	**319**	**337**	**25**	**127**	**295**	**38**	**408**	**30**	**122**	**238**
	Sept-01	293	350	25	121	286	56	424	33	128	239
Working Revenue (R'000)	**Dec-01**	**430 075**	**291 084**	**2 946**	**50 342**	**399 847**	**16 927**	**304 032**	**16 429**	**123 979**	**1 635 661**
	Sept-01	367 451	240 076	5 100	41 620	332 066	24 092	270 726	16 329	123 605	1 421 065
Cash Operating Costs (R'000)	**Dec-01**	**342 620**	**181 159**	**1 456**	**32 588**	**253 692**	**12 736**	**224 575**	**8 636**	**122 983**	**1 180 445**
	Sept-01	358 533	182 400	1 799	30 932	251 644	16 987	234 092	9 640	122 977	1 209 004
Cash Operating Profit (R'000)	**Dec-01**	**87 455**	**109 925**	**1 490**	**17 754**	**146 155**	**4 191**	**79 457**	**7 793**	**996**	**455 216**
	Sept-01	8 918	57 676	3 301	10 688	80 422	7 105	36 634	6 689	628	212 061

Financial results

total operations *(rand/metric) (unaudited)*

6 Months ended 31 Dec 2000	**6 Months ended 31 Dec 2001**		**Quarter ended 31 Dec 2001**	Quarter ended 30 Sept 2001
8 361	**10 034**	Ore milled – t'000	**4 970**	5 064
32 838	**37 645**	Gold produced – kg	**18 484**	19 161
65 189	**81 199**	Gold price received – R / kg	**88 491**	74 164
55 220	**63 473**	Cash operating costs – R / kg	**63 863**	63 097
R'000	**R'000**		**R'000**	R'000
2 140 660	**3 056 726**	Gold sales	**1 635 661**	1 421 065
1 813 319	**2 389 449**	Cash operating costs	**1 180 445**	1 209 004
327 341	**667 277**	Cash operating profit	**455 216**	212 061
(89 938)	**(104 741)**	Amortisation	**(54 086)**	(50 655)
77 500	**(136 714)**	Mark to market of financial instruments	**11 141**	(147 855)
(8 547)	**(23 840)**	Employment termination costs	**(10 432)**	(13 408)
28 942	**16 304**	Other (expenses)/income – net	**(8 690)**	24 994
(27 865)	**(79 269)**	Interest paid	**(40 437)**	(38 832)
(12 376)	**(28 461)**	Corporate expenditure	**(14 302)**	(14 159)
(16 843)	**(23 078)**	Exploration and new business	**(12 923)**	(10 155)
–	**246 285**	Mark to market of listed investments	**86 939**	159 346
278 214	**533 763**	Profit before taxation	**412 426**	121 337
		South African normal taxation		
(30 995)	**(103 365)**	– Current tax	**(83 851)**	(19 514)
(31 775)	**(29 338)**	– Deferred tax	**(20 872)**	(8 466)
215 444	**401 060**	Net earnings	**307 703**	93 357
		Adjustments:		
24 691	**11 677**	– Profit on sale of property, plant and equipment	**6 985**	4 692
190 753	**389 383**	Headline earnings	**300 718**	88 665
		Earnings per share – cents *		
213	**270**	– Basic earnings	**206**	64
188	**263**	– Headline earnings	**202**	61
50	**75**	Dividends per share – (cents)	**75**	–

* Calculated on number of shares in issue at quarter end: 149.1 million (September: 145.1 million)

Abridged balance sheet *(rand) (unaudited)*

	***At 31 December 2001 R'000**	At 30 September 2001 R'000	At 31 December 2000 R'000
Employment of Capital			
Mining assets after amortisation	**5 868 014**	5 481 074	3 878 791
Investments	**694 253**	250 708	199 152
Net current liabilities (excluding cash)	**(447 079)**	(165 442)	(45 100)
Short-term investments			
– Goldfields of Australia	**488 647**	401 708	303 583
– Western Areas	**-**	–	86 537
Cash	**1 213 343**	1 228 680	326 883
	7 817 178	7 196 728	4 749 846
Capital Employed			
Shareholders' equity	**4 924 354**	4 620 746	3 186 246
Loans	**1 337 570**	1 235 183	596 747
Preference Shares	**5 479**	5 479	–
Long-term provisions	**475 360**	438 703	375 229
Unrealised hedging loss	**663 830**	508 864	238 005
Deferred tax	**410 585**	387 753	353 619
	7 817 178	7 196 728	4 749 846

Accounting Policies

The financial statements are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2001.

Issued share capital: 149,1 million ordinary shares of 50 cents each.
(September 2001: 145.1 million, December 2000: 102,8 million)

* Assets and liabilities of offshore operations were revalued at closing exchange rates resulting in significant movements on the balance sheet.

Operating and financial results *(US$/imperial)*

		Free State Total	Evander U/g	Evander Surface	Kalgold Opencast	Randfontein U/g	Randfontein Surface	Elandskraal U/g	Elandskraal Surface	Offshore Operations	Total
Ore milled – t'000	**Dec-01**	**1 184**	**593**	**65**	**282**	**948**	**374**	**608**	**313**	**1 113**	**5 480**
	Sept-01	1 350	575	79	282	970	337	609	320	1 062	5 584
Gold Produced – oz	**Dec-01**	**157 024**	**105 968**	**997**	**18 487**	**144 195**	**5 980**	**110 984**	**5 723**	**44 914**	**594 272**
	Sept-01	156 477	104 071	2 251	18 036	142 138	10 417	117 961	7 105	57 582	616 038
Yield – oz/ton	**Dec-01**	**0.133**	**0.179**	**0.015**	**0.066**	**0.152**	**0.016**	**0.183**	**0.018**	**0.040**	**0.108**
	Sept-01	0.116	0.181	0.028	0.064	0.147	0.031	0.194	0.022	0.054	0.110
Cash Operating Costs – $/oz	**Dec-01**	**217**	**170**	**145**	**175**	**175**	**212**	**201**	**150**	**272**	**198**
	Sept-01	272	208	95	204	211	194	236	161	254	233
Cash Operating Costs – $/ton	**Dec-01**	**29**	**30**	**2**	**12**	**27**	**3**	**37**	**3**	**11**	**21**
	Sept-01	32	38	3	13	31	6	46	4	14	26
Working Revenue ($'000)	**Dec-01**	**42 794**	**28 964**	**293**	**5 009**	**39 786**	**1 684**	**30 252**	**1 635**	**12 336**	**162 753**
	Sept-01	43 692	28 546	606	4 949	39 485	2 865	32 191	1 942	14 697	168 973
Cash Operating Costs ($'000)	**Dec-01**	**34 092**	**18 026**	**145**	**3 243**	**25 243**	**1 267**	**22 346**	**859**	**12 237**	**117 458**
	Sept-01	42 632	21 688	214	3 678	29 922	2 020	27 835	1 146	14 623	143 758
Cash Operating Profit ($'000)	**Dec-01**	**8 702**	**10 938**	**148**	**1 766**	**14 543**	**417**	**7 906**	**776**	**99**	**45 295**
	Sept-01	1 060	6 858	392	1 271	9 563	845	4 356	796	74	25 215

Financial results

total operations (US$ imperial) (unaudited)

6 Months ended 31 Dec 2000	**6 Months ended 31 Dec 2001**		**Quarter ended 31 Dec 2001**	Quarter ended 30 Sept 2001
9 218	**11 064**	Ore milled – t'000	**5 480**	5 584
1 055 765	**1 210 310**	Gold produced – oz	**594 272**	616 038
279	**274**	Gold price received – $ / oz	**274**	274
236	**213**	Cash operating costs – $ / oz	**198**	233
$'000	**$'000**		**$'000**	$'000
294 047	**329 389**	Gold sales	**162 753**	168 973
249 082	**257 484**	Cash operating costs	**117 458**	143 758
44 965	**71 905**	Cash operating profit	**45 295**	25 215
(12 354)	**(11 287)**	Amortisation	**(5 382)**	(6 023)
10 646	**(14 732)**	Mark to market of financial instruments	**1 109**	(17 581)
(1 174)	**(2 569)**	Employment termination costs	**(1 038)**	(1 594)
(3 976)	**1 757**	Other (expenses)/income – net	**(865)**	2 972
(3 828)	**(8 542)**	Interest paid	**(4 024)**	(4 617)
(1 700)	**(3 067)**	Corporate expenditure	**(1 423)**	(1 684)
(2 314)	**(2 487)**	Exploration and new business	**(1 286)**	(1 207)
–	**26 539**	Mark to market of listed investments	**8 651**	18 947
38 217	**57 517**	Profit before taxation	**41 037**	14 428
		South African normal taxation		
(4 258)	**(11 138)**	– Current tax	**(8 343)**	(2 320)
(4 365)	**(3 161)**	– Deferred tax	**(2 077)**	(1 007)
29 594	**43 218**	Net earnings	**30 617**	11 101
		Adjustments:		
3 392	**1 258**	– Profit on sale of property, plant and equipment	**695**	558
26 202	**41 960**	Headline earings	**29 922**	10 543
		Earnings per share – cents *		
29	**28**	– Earnings	**20**	8
26	**27**	– Headline earnings	**20**	7
7	**7**	Dividends per share – (cents)	**7**	–

Prepared in accordance with International Accounting Standards

Currency conversion rates average for the quarter: US$1 = R10.05 (September 2001: R8.41)
Six months ended December 2001: R9.28 (December 2000: R7.28)

* Calculated on number of shares in issue at quarter end: 149.1 million (September 2001: 145.1 million)

Abridged balance sheet *(US$) (unaudited)*

	*At 31 December 2001 US$'000	At 30 September 2001 US$'000	At 31 December 2000 US$'000
Employment of Capital			
Mining assets after amortisation	**471 326**	651 733	510 367
Investments	**55 763**	29 811	26 205
Net current liabilities (excluding cash)	**(35 909)**	(19 673)	(5 934)
Short-term investments			
– Goldfields of Australia	**39 249**	47 766	39 945
– Western Areas	**-**	-	11 386
Cash	**97 457**	146 098	43 011
	627 886	855 735	624 980
Capital Employed			
Shareholders' equity	**395 530**	549 435	419 243
Loans	**107 435**	146 871	78 520
Preference shares	**440**	651	-
Long-term provisions	**38 182**	52 165	49 372
Unrealised hedging loss	**53 320**	60 507	31 316
Deferred tax	**32 979**	46 106	46 529
	627 886	855 735	624 980

Prepared in accordance with International Accounting Standards

Issued share capital: 149.1 million ordinary shares of 50 cents each.
(September 2001: 145.1 million, December 2000: 102.8 million)

Converted at closing exchange rate: December 2001: US$1= R12.45
(September 2001: R8.41, December 2000: R7.60)

* The significant depreciation of the rand during the quarter resulted in major movements on the balance sheet

Condensed statement of changes in shareholders' equity

(unaudited)

	At 31 Dec 2001 R'000	At 31 Dec 2000 R'000	**At 31 Dec 2001 US$'000**	At 31 Dec 2000 US$'000
Balance as at the beginning of the financial year	**4 593 699**	2 874 718	**368 972**	378 252
Currency translation adjustment and other	**(115 815)**	44 785	**(9 303)**	5 893
Issue of share capital	**157 172**	145 199	**12 624**	19 105
Net earnings	**401 059**	172 944	**32 214**	22 756
Dividends paid	**(111 761)**	(51 400)	**(8 977)**	(6 763)
Balance as at the end of December	**4 924 354**	3 186 246	**395 530**	419 243

Abridged cash flow statement

(unaudited)

6 Months ended 31 Dec 2000 US$'000	**6 Months ended 31 Dec 2001 US$'000**		**6 Months ended 31 Dec 2001 R'000**	6 Months ended 31 Dec 2000 R'000
8 971	**56 576**	Cash flow from operations	**525 024**	65 313
(27 683)	**(46 556)**	Cash utilised in investing activities	**(432 038)**	(201 534)
(15 714)	**(4 110)**	Cash utilised in financing activities	**(38 143)**	(114 401)
1 080	**(52 728)**	Translation adjustment	**-**	-
(33 346)	**(46 818)**	Increase/(decrease) in cash and equivalents	**54 843**	(250 622)
76 357	**144 275**	Opening cash and equivalents	**1 158 500**	577 505
43 011	**97 457**	Closing cash and equivalents	**1 213 343**	326 883

Operating activities translated at average rates of: December 2001: US$1 = R9.28 (December 2000: R7.28)

Closing balance translated at closing rates of: December 2001: US$1 = R12.45 (December 2000: R7.60)

Development results – *(Metric)*

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
RANDFONTEIN					
VCR REEF	697	549	94	10.92	1 029
UE1A	3 615	3 274	97	13.29	1 292
E8 REEF	289	268	110	6.70	734
KIMBERLEY REEF	885	857	350	2.55	893
ALL REEFS	5 486	4 948	141	8.23	1 163
FREE STATE					
BASAL	1 545	1 258	100	8.72	872
LEADER	931	810	181	6.34	1 148
A REEF	859	908	129	3.61	466
MIDDLE	171	114	119	7.04	838
B REEF	735	695	73	16.29	1 189
ALL REEFS	4 240	3 785	120	7.43	891
EVANDER					
KIMBERLEY REEF	2 555	2 436	68	15.15	1 030
ELANDSKRAAL					
VCR REEF	913	666	101	10.92	1 103

Development results – *(imperial)*

	Reef Feet	Sampled Feet	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
RANDFONTEIN					
VCR REEF	2 285	1 801	37	0.319	12
UE1A	11 859	10 741	38	0.391	15
E8 REEF	948	879	43	0.196	8
KIMBERLEY REEF	2 904	2 812	138	0.074	10
ALL REEFS	17 997	16 234	56	0.239	13
FREE STATE					
BASAL	5 067	4 127	39	0.257	10
LEADER	3 054	2 657	71	0.186	13
A REEF	2 818	2 979	51	0.105	5
MIDDLE	561	374	47	0.205	10
B REEF	2 410	2 280	29	0.471	14
ALL REEFS	13 910	12 418	47	0.218	10
EVANDER					
KIMBERLEY REEF	8 383	7 992	27	0.438	12
ELANDSKRAAL					
VCR REEF	2 995	2 185	40	0.317	13

Z B Swanepoel
Chief Executive

28 January 2002

Investor relations

Business address

Harmony Gold Mining
Company Limited
Randfontein Office Park
C/o Main Reef Road and
Ward Avenue
Randfontein, PO Box 2,
Randfontein, 1760
Telephone: +27 (11) 411-2011
Telefax: +27 (11) 692-3879
E-mail: corporate@harmony.co.za

Investor relations contacts

Corné Bobbert
Telephone: +27 (11) 411-2036
Telefax: +27 (11) 411-2169
E-mail: cbobbert@harmony.co.za

Ferdi Dippenaar
Telephone: +27 (11) 411-2011
Telefax: +27 (11) 692-3879
E-mail: fdippenaar@harmony.co.za

Share transfer secretaries

Ultra Registrars (Pty) Ltd
Contact: Polly Pollard
Telephone: +27 (11) 370-5775
Telefax: +27 (11) 370-5780
E-mail: ultra@registrars.co.za
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg, 2000)

United States Depositary

American Depositary Receipts,
The Bank of New York
Contact: Melissa Atheneos
Telephone: +1 (646) 885-3294
Telefax: +1 (646) 885-3043
E-mail: matheneos@bankofny.com
Shareholder Relations Department
101 Barcley Street, New York, NY10286
United States of America

United Kingdom Registrars

Capita IRG Plc
Contact(s): Melvyn Leigh/
Therese Hodgin
Telephone: +44 (208) 639-1001
Telefax: +44 (208) 478-2876
E-mail: mleigh@capita-irg.com/
thodgin@capita-irg.com
Balfour House 390-398
High Road, Ilford
Essex IG1 1NQ, United Kingdom

Directors

A R Fleming*† (Chairman),
Z B Swanepoel (Chief executive),
F Abbott, F Dippenaar,
Dr. A M Edwards*, T S A Grobicki,
M F Pleming*, Lord Renwick of
Clifton KCMG*†,
Dr. G S Sibiya*,
**Non executive directors †British*

Trading Symbols

Ordinary Shares

JSE Securities Exchange	:	HAR
Nasdaq	:	HGMCY
London Stock Exchange	:	HRM
Euronext Paris	:	HG
Euronext Brussels	:	HMY
ISIN	:	ZAE000015228

Warrants

JSE Securities Exchange	:	HARW
Nasdaq	:	HGMCW

Visit our web site at
www.harmony.co.za
which includes an updated company profile. For the 2001 annual report, go to **www.har.co.za**, and for general gold and investor information, go to **www.harmonyedugold.co.za**. To purchase Harmony gold products, visit **www.harmonygold-direct.com**.

For a hard copy of the annual report, please contact Corné Bobbert on tel +27 11 411-2036 or e-mail **cbobbert@harmony.co.za**.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary